UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: June 3, 2008

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

AMENDMENT TO PROXY STATEMENT

Attached is a Notice sent to shareholders amending certain provisions of the Proxy Statement previously sent to shareholders in connection with the Annual General Meeting of Shareholders of the Company scheduled for June 12, 2008.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 188 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.
Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F/A for the year ended December 31, 2006.

NOTICE TO THE SHAREHOLDERS OF BLUE SQUARE - ISRAEL LTD.

The Proxy Statement for the Annual General Meeting of Shareholders of Blue Square - Israel Ltd. (the "Company") to be held on June 12, 2008 is hereby amended to provide the following:

(i)	Section 2.1 of the proposed new indemnification letter to be granted to directors and officers of the Company shall be amended as follows (changes are marked):

"2.
The Indemnity Undertaking as referred to in Paragraph 1 above will apply in respect of pecuniary liability and in respect of reasonable costs of litigation, which are indemnifiable according to law, as follows:

2.1
Pecuniary liability that may be imposed on you in favor of another person pursuant to a judgment, including a judgment given in a compromise or in an arbitrator’s award that has been approved by a court (hereinafter - “Liability”), provided that the actions as mentioned in Paragraph 1 above, to which the Liability relates, pertain to one or more of the events described in the schedule to this deed, which in the opinion of the board of directors of the Company are to be foreseen in light of the Company’s actual activities at the time of giving of this undertaking, and provided that the amount of the indemnity which the Company will pay, on a cumulative basis, to all the persons entitled to indemnity in accordance with all the deeds of indemnity that will be issued to such persons in accordance with the Indemnity Resolution, in conformity with this paragraph, in respect of one or more of the events described in the schedule, does not exceed an amount equivalent to 25% (twenty-five percent) of the Company’s equity capital as set forth in the Company’s most recent consolidated financial statements prior to the applicable payment of indemnification (hereinafter - “the Maximum Amount of Indemnity in respect of Liability”)."

(ii)	A new paragraph shall be added to the end of Section 31.3.2 of the Company's Articles of Association which shall read as follows:

"The aggregate amount of indemnification (in addition to any insurance proceeds received) payable pursuant to all such undertakings shall not exceed 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to the applicable payment of indemnification."

(iii)
The proposed revised Article 31 of the Company's Articles of Association shall not include proposed Section 31.3.1.4, which currently states that the Company may undertake to indemnify an Office Holder for "any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder".